Exhibit 21.1

SUBSIDIARIES OF SOLANA COMPANY

ENTITY NAME	JURISDICTION

Marvel Operations Corp.	Delaware
Solana Company (Hong Kong) Limited	Hong Kong
Helius Medical, Inc.	Delaware
Revelation Neuro, Inc.	Texas
Helius Medical Technologies (Canada), Inc.	Canada